Issuer Free Writing Prospectus dated September 18, 2013

Relating to Preliminary Prospectus dated September 16, 2013

Filed Pursuant to Rule 433

Registration No. 333-191190

PANDORA MEDIA, INC.

FREE WRITING PROSPECTUS

This free writing prospectus should be read together with the preliminary prospectus, dated September 16, 2013 (the “Preliminary Prospectus”), relating to the public offering of common stock by Pandora Media, Inc. (the “Company”) included in the Registration Statement on Form S-3 (File No. 333-191190). The following information supplements and updates the information contained in the Preliminary Prospectus.

On September 17, 2013, the Company issued a press release, which was attached as an exhibit to a current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2013, announcing that the federal court in the Southern District of New York has granted summary judgment in the Company’s favor on the issue of the scope of works licensable by the American Society of Composers, Authors and Publishers (“ASCAP”) in the Company’s rate proceeding with ASCAP. The full text of the press release is attached hereto as Annex A.

*************

The Company has filed a registration statement (including a preliminary prospectus) with the SEC on September 16, 2013 for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus, if you request it by calling toll free 1-866-803-9204.

Annex A

Pandora Wins Summary Judgment in Rate Proceeding

OAKLAND, Calif. September 17, 2013 — Pandora (NYSE: P), the leading internet radio service, today announced that the federal court in the Southern District of New York has granted summary judgment in Pandora’s favor in the company’s rate proceeding with the American Society of Composers, Authors and Publishers (ASCAP). This judgment upholds Pandora’s right to perform all compositions in the ASCAP repertory.

“We welcome the court’s decision,” said Chris Harrison, Pandora’s Assistant General Counsel. “We hope this will put an end to the attempt by certain ASCAP-member publishers to unfairly and selectively withhold their catalogs from Pandora.”

The motion for summary judgment, which sought an interpretation of the consent decree under which ASCAP has operated since 1941, was entered on July 1, 2013. It asked the court to determine that selective withdrawals of so-called “new media” rights by ASCAP-member publishers could not be implemented against Pandora without violating the consent decree. The decision makes clear that Pandora is entitled to a blanket license the scope of which is not diminished in any manner by the publishers’ attempts to “withdraw” these rights from ASCAP. The ruling has no impact on the royalty rates Pandora currently pays to ASCAP.

“Pandora continues to firmly believe that musicians must be fairly compensated for their work. We are committed to a responsible, sustainable and equitable royalty structure that benefits and grows the entire industry and does not discriminate against new technologies,” concluded Harrison.

ABOUT PANDORA

Pandora (NYSE: P) gives people music and comedy they love anytime, anywhere, through connected devices. Personalized stations launch instantly with the input of a single “seed” - a favorite artist, song, or genre. The Music Genome Project®, a deeply detailed hand-built musical taxonomy, powers the personalization of Pandora® internet radio by using musicological “DNA” and constant listener feedback to craft personalized stations from a growing collection of more than one million tracks. Tens of millions of people turn on Pandora every month to hear music they love. www.pandora.com

“SAFE HARBOR” STATEMENT:

This press release contains forward-looking statements within the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the effect of the court’s ruling in Pandora’s litigation against ASCAP and the Company’s future royalty obligations and availability of works currently in ASCAP’s catalog. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause actual results and the timing of events to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the fact that the ruling by the district court is subject to appeal by ASCAP and could be reversed; that any such appeal could be time consuming and expensive to litigate; that if the ruling is reversed, any ensuing litigation could be protracted, expensive and uncertain in terms of outcome; that the ruling only addresses the scope of works licensable by ASCAP, not the royalty rates payable to ASCAP for such works; that publishers could withdraw from ASCAP entirely, which could impact the breadth of ASCAP’s catalog and require us to seek licenses from publishers directly in order to continue to publicly perform those works (and the sound recordings in which they are embodied); and that the ruling does not address the right of music publishers to withdraw in part from BMI the right to license new media services such as Pandora to publicly perform certain works in the BMI repertory.  These and other important risks are detailed in filings we make with the SEC from time to time, particularly under the heading “Risk Factors.” All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

CONTACT:

Mollie Starr Pandora Communications and Public Relations press@pandora.com (510) 842-6996	Dominic Paschel Pandora Corporate Finance and Investor Relations investor@pandora.com (510) 842-6960